# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innovator ETFs Trust, CIK 0001415726
CUSIP: 45782C714
Title of class of securities: Exchange Traded Fund
Address of issuer's principal executive offices: 200 W. FRONT STREET, WHEATON, Illinois (IL), 60187
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000036104

## Reporting persons
- US BANCORP \DE\: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 352,564; shared voting power 3,000; sole dispositive power 370,109; shared dispositive power 4,664; aggregate amount beneficially owned 374,773 (5.4% of the class)
- US BANK NATIONAL ASSOCIATION: type of reporting person: bank (BK); citizenship or place of organization: Ohio (OH); sole voting power 342,489; shared voting power 3,000; sole dispositive power 345,641; shared dispositive power 4,664; aggregate amount beneficially owned 350,305 (5.1% of the class)
  Comment: U.S. Bank National Association is a direct wholly-owned subsidiary of U.S. Bancorp and a national bank with fiduciary powers engaged in discretionary asset management.
- U.S. BANK TRUST NATIONAL ASSOCIATION SD: type of reporting person: bank (BK); citizenship or place of organization: South Dakota (SD); sole voting power 10,075; shared voting power 0; sole dispositive power 24,468; shared dispositive power 0; aggregate amount beneficially owned 24,468 (0.3% of the class)
  Comment: U.S. Bank Trust National Association SD is an indirect wholly-owned subsidiary of U.S. Bank National Association and a national bank with fiduciary powers engaged in discretionary asset management.

## Item 1. Issuer
Name of issuer: Innovator ETFs Trust
Address of issuer's principal executive offices: 200 W. FRONT STREET, WHEATON, ILLINOIS, 60187.

## Item 2. Person Filing
Name of person filing: U.S. Bancorp as parent holding company for U.S. Bank National Association and U.S. Bank Trust National Association SD, in various fiduciary capacities.
Address of principal business office or, if none, residence:
U.S. Bancorp
200 S. Sixth St.
Minneapolis, MN 55402

U.S. Bank National Association
800 Nicollet Mall
Minneapolis, MN 55402

U.S. Bank Trust National Association SD
141 North Main Avenue
Sioux Falls, SD 57102
Citizenship:
U.S. Bancorp - Delaware, U.S.A.
U.S. Bank National Association - Ohio, U.S.A.
U.S. Bank Trust National Association SD - South Dakota, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 374,773 Shares
Percent of class: 5.4%
Sole power to vote or to direct the vote: 352,564 Shares
Shared power to vote or to direct the vote: 3,000 Shares
Sole power to dispose or to direct the disposition: 370,109 Shares
Shared power to dispose or to direct the disposition: 4,664 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2 and Exhibits A,B,C in Item 10.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
US Bancorp POA - US Bancorp Power of Attorney
Exhibit A - Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company
Exhibit B - Beneficial Ownership Disclaimer
Exhibit C - US Bancorp Joint Filing Agreement

## Signatures
- US BANCORP \DE\: Shari Musselman, Vice President (11/13/2026)
- US BANK NATIONAL ASSOCIATION: Shari Musselman, Vice President (11/13/2026)
- U.S. BANK TRUST NATIONAL ASSOCIATION SD: Shari Musselman, Vice President (11/13/2026)